SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2016

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Earnings release for the year ended December 31, 2015

Ferroglobe Files Annual Report, SEC Form 20-F;

And Announces Unaudited Proforma 2015 Results

for the Newly Combined Company

•	Proforma 2015 revenue of $2.0 billion, vs. $2.3 billion in 2014

•	Proforma 2015 adjusted EBITDA of $294.8 million, vs. $351.4 million in 2014

•	Proforma 2015 loss of $96.6 million, vs. income of $46.8 million in 2014

•	Adjusted EBITDA margin maintained at 15%, year over year

•	Consolidated net debt of $392.8 million as of Dec. 31, 2015, vs. proforma $492.5 million in 2014.

LONDON, UK May 2, 2016 – Ferroglobe PLC (NASDAQ: GSM), today filed its Annual Report on Form 20-F, an annual SEC filing required of all foreign private issuers whose equity trades on U.S. exchanges. The company also released 2015 and 2014 unaudited proforma financial results for the newly combined business.

Ferroglobe commenced operations on Dec. 23, 2015 upon consummation of the business combination of Grupo FerroAtlantica S.A. (“FerroAtlántica”) and Globe Specialty Metals, Inc. (“Globe”). Today’s Form 20-F filing includes full-year 2015 income statements only for FerroAtlántica (who is the “Predecessor” of Ferroglobe) incorporating just eight days of Globe’s post-business combination results. As a consequence, the year-over-year income comparisons in the filing reflect substantially only FerroAtlantica’s financial performance as a stand-alone entity. It also includes the first release of the combined Company’s balance sheet, business description, risk factors, and other important corporate information.

Ferroglobe is the world’s largest producer of silicon metal and silicon-based alloys, and a leading manganese-based alloys producer, operating 26 manufacturing facilities, eight mining sites and 12 hydro facilities globally. Ferroglobe’s silicon metal and specialty alloys are critical manufacturing ingredients in several essential industries such as chemicals, aluminium, solar panels, steel, computer chips, auto production, construction and infrastructure. As a result of the recent business combination, Ferroglobe expects to leverage its diversified production base across five continents and benefit from an improved, vertically integrated business model.

“We are pleased to have completed the business combination of FerroAtlántica and Globe late last year, meeting the goal we set when we announced the deal in February 2015. The company is executing on its synergies and making progress as planned” said Ferroglobe CEO Pedro Larrea. “Though today’s SEC filing is a required disclosure on results of the former FerroAtlántica, we have released Ferroglobe’s 2015 proforma financials for comparative purposes and to give investors a base line to help them gauge the newly combined company’s performance moving forward.”

Balance Sheet for Newly Combined Company: Significant Improvement in 2015

Today’s filing (Form 20-F) includes a consolidated balance sheet of the newly created company, Ferroglobe, as of Dec. 31, 2015.1

Ferroglobe’s year-end 2015 balance sheet showed total assets of $2.4 billion, including $116.7 million in cash and cash equivalents and $553.6 million in working capital assets. Included in the financial tables below, Ferroglobe’s balance sheet illustrates significant improvement in several areas:

•	Ferroglobe had working capital[2] of $553.6 million at year-end 2015, down $169 million along the year, as inventories were pared from proforma $556.8 million to $425.4 million, while receivables were cut from proforma $364.5 million to $275.3 million. This working capital release in 2015 goes well beyond the $100 million projected for the business combination, and is planned to continue improving in 2016 and beyond.

•	The company had net debt of $392.8 million as of Dec. 31, 2015, significantly lower than the proforma $492.5 million at year-end 2014, illustrating Ferroglobe’s ability to generate significant free cash flow even in difficult market conditions.

•	Ferroglobe reported $1.3 billion in equity at year-end 2015, up from $1.0 billion at proforma year-end 2014.

As part of the combination of the two companies, the Globe assets were fair valued as of the acquisition date. This process increased goodwill to $403.9 for the opening balance sheet at December 31, 2015.

Ferroglobe Proforma 2015 Results

Ferroglobe posted $2.0 billion in proforma 2015 sales, down 10% from $2.3 billion in 2014, reflecting pricing pressures in silicon metal, principally caused by low priced imports, as well as in silicon alloys and manganese alloys.

In this challenging market environment, both companies have continued to drive down costs. In 2015, the two companies – operating separately – reduced their combined operating costs by 9%. This allowed them to generate a proforma adjusted EBITDA margin of 15% in 2015, on par with 2014.

Proforma adjusted EBITDA for 2015 was $294.8 million down from $351.4 million for 2014. The $56.6 million year-over-year decline in Adjusted EBITDA was due to a $232 million drop in revenue, partially offset by lower operating costs of $175 million. Proforma loss for 2015 was $96.6 million versus proforma income of $46.8 million for 2014.

[1]	Note, however, that 2014-2015 balance sheet comparisons in Form 20-F are not meaningful, as the year-end 2014 data solely reflect the operations of the former FerroAtlántica, as required by SEC disclosure rules. To assist investors to make a year-over-year comparison, this press release contains proforma consolidated balance sheet data for the newly created company, Ferroglobe, as of Dec. 31 in both 2015 and 2014.
[2]	Working capital defined as: Inventories plus trade receivables minus trade payables.

Pedro Larrea said: “Proforma results for 2015 show that we were able to partially offset lower sales prices by improving efficiency and reducing operating expenses. As we progress through 2016 and continue to face a challenging pricing environment caused by low priced imports, containing costs and generating cash-flow will remain a strategic focus.”

One time charges excluded from proforma adjusted 2015 EBITDA amount to $197.9 million, including $90.8 million in due diligence and transaction costs emanating from the merger, $49.6 million in asset impairment charges related to the closure of two plants in China, $34.3 million related to the revaluation of inventories and receivables, and $6.5 million due to the shutdown of Ferroglobe’s Siltech silicon alloy plant in South Africa.

“We are pleased to report that just four months into the integration, we’re seeing significant opportunities to capitalize on synergies. Ferroglobe’s market leading global footprint provides an excellent platform to competitively operate within the current business environment. Our focus on cash flow generation, coupled with a strong balance sheet and solid margins, form an exceptional base to drive growth both organically and through acquisitions”, concluded Larrea.

Ferroglobe plans to post its first quarter 2016 results on May 19.

About Ferroglobe

Ferroglobe PLC is among the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast growing end markets such as solar, automotive, consumer products, construction and energy. The company is headquartered in London. For more information, visit www.ferroglobe.com or www.glbsm.com (investors tab).

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Forward-looking statements are based on the current expectations and assumptions of Globe Specialty Metals, Inc. (the “Company”) regarding its business, financial condition, the economy and other future conditions.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements. The Company cautions you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; increases in the cost of raw materials or energy; competition in the metals and foundry industries; environmental and regulatory risks; ability to identify liabilities associated with acquired properties prior to their acquisition; ability to manage price and operational risks including industrial accidents and natural disasters; ability to manage foreign operations; changes in technology; ability to acquire or renew permits and approvals; ability to realize anticipated benefits of the merger of Globe and FerroAtlántica and other factors identified in the Company’s periodic reports filed with the SEC.

Any forward-looking statement made by the Company or management in this release speaks only as of the date on which it or they make it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, unless otherwise required to do so under the law or the rules of the NASDAQ Global Market.

Non-GAAP Measures

EBITDA and adjusted EBITDA are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided in the attached financial statements.

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INVESTOR CONTACTS:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Pro Forma Condensed Combined Income Statement

For the Years Ended December 31, 2015 and 2014

(in thousands of U.S. dollars)

	2015 Ferro Atlántica	2015 Globe	2015 Ferroglobe	2014 Ferro Atlántica	2014 Globe	2014 Ferroglobe

Sales	$1,305,692	$733,916	$2,039,608	$1,466,304	$805,516	$2,271,820
Cost of sales	(811,674)	(413,639)	(1,225,313)	(889,561)	(445,285)	(1,334,846)
Other operating income	15,674	4,781	20,455	6,891	2,836	9,727
Staff cost	(203,750)	(126,632)	(330,382)	(218,043)	(147,239)	(365,282)
Other operating expenses	(199,944)	(151,985)	(351,929)	(165,491)	(99,407)	(264,898)
Depreciation, amortization and allowances	(65,867)	(75,230)	(141,097)	(74,752)	(82,037)	(156,789)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	40,131	(28,789)	11,342	125,348	34,384	159,732

Other loss	(55,515)	—	(55,515)	(9,376)	(738)	(10,114)

Operating (loss) profit	(15,384)	(28,789)	(44,173)	115,972	33,646	149,618

Finance income	1,091	252	1,343	4,771	73	4,844
Finance expense	(30,296)	(4,225)	(34,521)	(37,105)	(4,713)	(41,818)
Exchange differences	35,950	(5,957)	29,993	7,800	(3,002)	4,798

(Loss) profit before tax	(8,639)	(38,719)	(47,358)	91,438	26,004	117,442
Income tax expense	(49,942)	(12,604)	(62,546)	(59,707)	(20,325)	(80,032)

(Loss) profit for the year	(58,581)	(51,323)	(109,904)	31,731	5,679	37,410

Loss (profit) attributable to non-controlling interest	15,245	(1,937)	13,308	6,706	2,729	9,435

(Loss) profit attributable to the parent	$(43,336)	$(53,260)	$(96,596)	$38,437	$8,408	$46,845

EBITDA	50,483	46,441	96,924	190,724	115,683	306,407
Adjusted EBITDA	177,876	116,923	294,799	211,709	139,701	351,410

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

As of December 31, 2015 and 2014

(in thousands of U.S. dollars)

	2015	2014
ASSETS	$2,406,061	$2,222,755
Non-current assets	1,554,300	1,101,367
Goodwill	403,929	45,985
Other intangible assets	71,619	50,926
Property, plant and equipment	1,012,367	942,637
Non-current financial assets and receivables from related parties	9,672	14,333
Deferred tax assets	36,098	23,148
Other non-current assets	20,615	24,338
Current assets	851,761	1,121,388
Inventories	425,372	556,770
Trade and other receivables	275,254	364,491
Current receivables from related parties	10,950	11,729
Current income tax assets	9,273	372
Current financial assets	4,112	5,897
Other current assets	10,134	28,945
Cash and cash equivalents	116,666	153,184
EQUITY AND LIABILITIES	$2,406,061	$2,222,755
Equity	1,294,973	1,027,047
Non-current liabilities	618,400	692,771
Deferred income	4,389	4,918
Provisions	81,853	86,561
Bank borrowings	223,676	369,228
Obligations under finance leases	89,768	115,026
Other financial liabilities	7,549	10,467
Other non-current liabilities	4,517	9,521
Deferred tax liabilities	206,648	97,050
Current liabilities	492,688	502,937
Provisions	9,010	7,317
Bank borrowings	182,554	147,299
Obligations under finance leases	13,429	14,157
Payables to related parties	7,827	20,405
Trade and other payables	147,073	198,332
Current income tax liabilities	10,887	3,721
Other current liabilities	121,908	111,706

Profit/Loss to Adjusted EBITDA Reconciliation

Ferroglobe PLC and Subsidiaries	2015	2014
(Loss) profit attributable to the parent	$(96,596)	46,845
Loss attributable to non-controlling interest	(13,308)	(9,435)
Income tax expense	62,546	80,032
Other gains and losses	3,185	32,176
Depreciation, amortization and allowances	141,097	156,789

EBITDA	96,924	306,407
Transaction and due diligence expenses	90,762	1,726
Remeasurement of stock option liability	(5,649)	3,712
Quebec Silicon lockout costs	—	1,747
Quebec Silicon plant upgrades	2,165	—
Siltech idling/ start-up costs	6,505	4,643
Remeasurement/true-up of equity compensation	—	200
Business interruption	(880)	20,280
Contract acquisition cost	—	1,600
Plant relocation	—	568
Divestiture indemnification payment	—	4,559
Lease termination	—	457
Impairment of fixed assets of Mangshi plant	36,985	—
Revaluation of current assets (inventories and account receivables)	34,259	—
Impairment of fixed assets of Ganzi project	12,562	11,651
Revaluation of FerroVen pension plan	5,972	—
Impairment of fixed assets of FerroQuebec project	4,707	—
Revaluation of other non-recurrent assets	17,373	3,866
Compensation from insurance companies	(2,472)	(3,806)
Refund of duties unduly paid in previous years	(1,610)	—
Other non-recurrent income	(2,804)	(6,200)

Adjusted EBITDA, excluding above items	$294,799	351,410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016
FERROGLOBE PLC

By:	/s/ Stephen Lebowitz
Name:	Stephen Lebowitz
Title:	Chief Legal Officer